SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.  20549

                                        FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 (FEE REQUIRED)
       For the fiscal year ended:     December 31, 2000

                                          OR

[ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
       For the transition period from ________________ to _____________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

       THE PROFIT SHARING PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES A.F.L. - C.I.O. - C.L.C.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Xerox Corporation
                       P.O. Box 1600
                       Stamford, Connecticut  06904-1600




  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administer the plan have duly caused this actual report to be signed on its behalf by the undersigned who thereunto duly authorized.

THE PROFIT SHARING PLAN OF XEROX CORPORATION AND THE XEROGRAPHIC DIVISION, UNION OF NEEDLETRADES, INDUSTRIAL AND TEXTILE EMPLOYEES A.F.L - C.I.O. - C.L.C.

Lawrence Becker
Plan Administrator

Stamford, Connecticut
Dated June 28, 2001


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Financial Statements and Schedule

December 31, 2000 and 1999


(With Independent Auditors' Report Thereon)



THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Statement of Net Assets Available for Plan Benefits

December 31, 2000 and 1999

(In thousands)


                                                2000                1999
Assets:
 Investment in Master Trust           $      214,941             252,168
 Participant notes receivable                 14,697              17,337

 Net Assets available for
  plan benefits                       $      229,638             269,505

The accompanying notes are an integral part of the financial statements.



THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.



Statement of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2000 and 1999

(In thousands)


                                                2000                1999
Contributions:
   Employer                              $     1,973               2,348
   Employees' - voluntary                     13,085              14,342
   Rollovers from external plans               1,258                 740
   Rollovers from internal plans              22,205              10,659

      Total contributions                     38,521              28,089

Net loss from Master Trust investments,
   net of administrative expenses            (31,583)            (12,561)

Interest Income on participant notes
   receivable                                  1,342               1,180

      Total                                    8,280              16,708

Benefit Payments                             (32,102)            (20,682)
Transfers among plans                        (16,045)                 --

      Net decrease in net assets
       available for plan benefits           (39,867)             (3,974)

Net Assets available for plan benefits:
      Beginning of year                      269,505             273,479

      End of year                            229,638             269,505


The accompanying notes are an integral part of the financial statements.


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.
Notes to the Financial Statements
December 31, 2000 and 1999



(1)  Description of Plan and Summary of Significant Accounting Policies

The following description of the Profit Sharing and Savings Plan of Xerox Corporation and The Xeroxgraphic Division, Union of Needletrades, Industrial and Textile Employees, AFL - C.I.O - C.L.C (Plan) provides only general information. Participants should refer to the summary plan description and the Plan document for a more complete description of the Plan's provisions.

  General

The Plan is a defined contribution plan covering substantially all domestic full and part-time Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O - C.L.C employees of Xerox Corporation (sponsor). Employees are eligible to participate in the Plan immediately upon hire.

  Payments of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or may purchase an annuity payable from a life insurance company. There were no benefits allocated from the Plan for participants at December 31, 2000 and 1999.

  Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through a combination of before-tax and after-tax payroll deductions. Employees are immediately vested in their savings contributions.

Xerox Corporation matches 35% of employee savings contributions, up to a maximum match equaling 4% of annual pay. These contributions are made annually to eligible participants of record on the last day of February following the Plan year end. The 2000 contribution recorded on March 15, 2000 was $1,973,000.






THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.


Notes to Financial Statements

December 31, 2000 and 1999



  Xerox Profit Sharing Contribution

A profit sharing payout has three components. They are as follows: (i) 50% of the payout will come in the form of cash which can be deferred into the savings plan, (ii) 25% of the payout is automatically deferred to the Xerox Stock Fund and (iii) 25% of the payment is provided in the form of stock options which are not a component of this Plan. Employees are immediately vested in profit sharing contributions.

The maximum profit sharing payout will be 15%. In any given year, the payout bears a one-to-one relationship to earnings per share (EPS) growth up to 15%. However, if EPS growth is below 5%, there is no payment.

For the calendar years ended December 31, 2000 and 1999, the sponsor's EPS growth was below 5%. In accordance with the plan document, there was no Xerox Profit Sharing contribution for 2000 and 1999.

  Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master Trust). Employees can direct their plan accounts to one or more of the following ten investment funds:

International Stock Fund - Invests primarily in stocks of companies outside the U.S.

U.S. Stock Fund - Invests primarily in stocks of medium to large U.S.
companies.

Small Company Stock Fund - Invests primarily in stocks of smaller U.S.
companies.

Balanced Fund - Fifty/Fifty- Usually invests approximately 50% in stocks and 50% in bonds; some private placements and cash. The mix may shift with the market outlook.




THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 2000 and 1999



Balanced Fund - More Bonds - Usually invests 30% in stocks, most of the rest in bonds, some private placements and cash. The mix may shift with market outlook.

Balanced Fund - More Stocks - Usually invests approximately 70% in stocks, most of the rest in bonds, some private placements and cash. The mix may shift with market outlook.

Enhanced Bond Fund - Invests in bonds with an average intermediate duration; approximately 70% high quality bonds, and 30% high-yield lower quality bonds.

Income Fund - Invests in short to intermediate duration, high quality bonds.

Xerox Stock Fund - Invests in Xerox Corporation common stock and some cash for administrative purposes.

Marketplace Window- Offers access to no-load mutual funds outside of Xerox funds.

  Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are re-deposited into the participants' accounts based on their current investment allocation elections. At December 31, 2000 and 1999, market value of loans approximates fair value.


  Summary of Significant Accounting Policies

a. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.



THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 2000 and 1999



b. If available, quoted market prices are used to value investments. Non-readily marketable investments are carried at estimated fair value.

c. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Derivative investments are marked to market on a daily basis which is reported as margin variation on futures contracts in the statement of changes in net assets of the Master Trust.

(2)  Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service (IRS) on October 25, 1999, covering Plan amendments through
December 31, 1997, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present Federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but may be subject to tax thereon at such time as they receive distributions under the Plan.

(3)  Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of December 31, 2000:

Xerox Corporation Profit Sharing and Savings Plan;

Xerox Corporation Retirement Income Guarantee Plan; and

Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.




THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 2000 and 1999


At December 31, 2000, the Master Trust has eight investment pools - The International Stock Pool, U.S. Stock Pool, Small Company Stock Pool, Other Equity Pool, Bond Pool, Income Fund, Xerox Stock Fund, and Marketplace Window.

Participants direct their accounts into investment funds, as described in note 1, which participate in the aforementioned investment pools. Each of the plans has an ownership interest in one or more of these investment pools in accordance with that interest as determined by participant fund elections.

The Expense Pool represents net accrued, plan specific administrative expenses that are attributable to the other equity Pool and the Bond Pool, which comprise the Balanced Fund. It is not an investment pool.

In September 2000, there was a pool restructure. Assets of the Other Fixed Pool were transferred to the Bond Pool.






THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.


Notes to Financial Statements

December 31, 2000 and 1999



The following financial information is presented for the Master Trust and each of the Master Trust investment pools:

Statement of Net Assets of the Master Trust as of December 31, 2000 is as follows (in thousands):

                                                      Small
                       International                 Company
                            Stock       U.S. Stock    Stock     Income
       Assets               Pool          Pool        Pool      Fund

Cash (overdraft)  $          13,229        1,840    (1,067)      188
Receivables:
  Dividends                   1,496        1,672       511        --
  Interest                      261          352       199     6,357
  Due from brokers          900,520        8,791     6,470     2,011
  Other                         163           --         5        --

       Total receivables    902,440       10,815     7,185     8,368

Investments at fair value:
  At quoted market value:
    Short-term investments   66,459       52,627    46,281   114,524
    Fixed income investments  1,979           --     1,905   740,552
    Equity securities:
      Xerox common stock         --           --        --        --
      Other               1,093,609    2,643,203   752,361    11,808

  At estimated fair value:
    Interest in real estate
      trusts                     --           --        --        --
    Other investments            --           --        --        --

        Total investments 1,162,047    2,695,830   800,547   866,884

        Total assets      2,077,716    2,708,485   806,665   875,440

         Liabilities
Due to brokers             (901,827)     (13,039)   (5,036) (161,882)
Other                        (2,047)      (1,604)     (855)     (337)

        Net assets    $   1,173,842    2,693,842   800,774   713,221



        Xerox       Other
        Stock       Equity       Marketplace       Bond
        Fund        Pool         Window            Pool           Total

           --        (1,216)              --      (3,342)         9,632

        1,329            60               --         146          5,214
           25           833               --      26,772         34,799
           --         1,217            4,737     115,164      1,038,910
           --            --               --          --            168

        1,354         2,110            4,737     142,082      1,079,091



        3,853        95,384               --     117,185        496,313
           --            --               --   2,388,431      3,132,867

      133,329            --               --          --        133,329
           --       121,815          270,330     119,561      5,012,687



           --         2,336               --          --          2,336
           --       467,956               --          --        467,956

      137,182       687,491          270,330   2,625,177      9,245,488

      138,536       688,385          275,067   2,763,917     10,334,211



          (21)           --           (3,962)   (462,159)    (1,547,926)
         (208)         (201)              --      (1,560)        (6,812)

      138,307       688,184          271,105   2,300,198      8,779,473






THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 2000 and 1999

The following information is presented for the Master Trust and each of the Master Trust investment pools:

Statement of Net Assets of the Master Trust as of December 31, 1999 is as follows (in thousands):

                                                      Small
                       International                 Company
                            Stock       U.S. Stock    Stock     Income
       Assets               Pool          Pool        Pool      Fund

Cash (overdraft)  $            (230)           2         2       (68)
Receivables:
  Dividends                   1,316        1,645       255        --
  Interest                      220          574       338     7,653
  Due from brokers            2,231          261     4,171    10,115
  Other                          80           --        --        --

       Total receivables      3,847        2,480     4,764    17,768

Investments at fair value:
  At quoted market value:
    Short-term investments   67,026      115,890   146,755   106,070
    Fixed income investments  2,102           --        --   774,937
    Equity securities:
      Xerox common stock         --           --        --        --
      Other               1,379,984    2,990,177   683,719     3,852

  At estimated fair value:
    Interest in real estate
      trusts                     --           --        --        --
    Other investments            --           --        --        --

        Total investments 1,449,112    3,106,067   830,474   884,859

        Total assets      1,452,729    3,108,549   835,240   902,559

         Liabilities
Due to brokers              (11,121)      (2,311)   (4,159) (128,244)
Other                        (1,970)      (1,662)     (702)     (468)

        Net assets    $   1,439,638    3,104,576   830,379   773,847




     Xerox       Other        Other
     Stock       Equity       Fixed       Marketplace      Bond
     Fund        Pool         Pool        Window           Pool         Total

        --           --          --             --        38,086       37,792

     3,697           --          --             --            --        6,913
        38          674         216             --        20,876       30,589
        --           --          --          1,891        52,405       71,074
        --           --          --             --            --           80

     3,735          674         216          1,891        73,281      108,656



     8,059      166,235      52,809             --       147,207      810,051
        --           --          --             --     1,875,604    2,652,643

   427,828           --          --             --            --      427,828
        --      145,046          --        161,843        70,755    5,435,376



        --        3,505          --             --            --        3,505
        --      340,264          --             --            --      340,264

   435,887      655,050      52,809        161,843     2,093,566    9,669,667
   439,622      655,724      53,025        163,734     2,204,933    9,816,115



        --         (133)         --         (1,649)     (220,434)    (368,051)
       (43)        (297)       (167)            --        (1,463)      (6,772)

   439,579      655,294      52,858        162,085     1,983,036    9,441,292



THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 2000 and 1999

Investment in Master Trust for all participating plans as of December 31, 2000 and 1999 is as follows (in thousands):

                                                           2000            1999
Xerox Corporation Profit Sharing and Savings Plan $   3,281,373       3,468,763

The Profit Sharing Plan of Xerox Corporation and
  The Xerographic Division, Union of Needletrades,
  Industrial and Textile Employees, A.F.L. -
  C.I.O. - C.L.C.                                       214,941         252,168

Xerox Corporation Retirement Income Guarantee Plan    4,802,628       5,159,922

Retirement Income Guarantee Plan of Xerox
  Corporation and The Xerographic
  Division, Union of Needletrades, Industrial
  And Textile Employees, A.F.L. -C.I.O. - C.L.C.        480,531         560,439


    Total                                         $   8,779,473       9,441,292







THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 2000 and 1999



Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 2000 is as follows (in thousands):

                                                        Small
                      International                   Company
                              Stock     U.S. Stock      Stock         Income
                               Pool           Pool       Pool           Fund

Additions:
  Transfers in         $     50,975        106,581     88,053        235,391
  Investment earnings:
    Interest                  2,637          5,844      2,895         46,488
    Dividends                17,089         22,238      3,184            571
    Net appreciation
      (depreciation)       (222,049)      (251,994)    23,849          8,678
    Margin variation on
      futures contracts        (238)        (2,743)      (971)          (319)
    Other                   (13,498)           836        753           (103)

       Total investment
          Earnings         (216,059)      (225,819)    29,710         55,315
       Total additions     (165,084)      (119,238)   117,763        290,706

Deductions:
  Administrative expenses   (10,024)        (9,039)    (4,345)        (1,856)
  Transfers out             (73,130)      (159,457)   (64,123)      (349,746)

       Total deductions     (83,154)      (168,496)   (68,468)      (351,332)

Transfer between fund/pool  (17,558)      (123,000)   (78,900)            --

Net assets:
  Beginning of year       1,439,638      3,104,576    830,379        773,847

  End of year          $  1,173,842      2,693,842    800,774        713,221




     Xerox      Other     Other
     Stock     Equity     Fixed     Marketplace     Bond     Expense
     Fund       Pool       Pool       Window        Pool      Pool       Total

   174,473         --       --         239,382     18,165      --      913,020

       453      2,612    2,283              --    109,564      --      172,776
    13,499      9,635       --          19,935      3,854      --       90,005

  (406,949)   410,854      868         (66,301)    50,032      --     (453,012)

        --     (4,669)     403              --     (2,414)     --      (10,951)
       (12)    12,109       --              15      2,628      --        2,728

  (393,009)   430,541    3,554         (46,351)   163,664      --     (198,454)
  (218,536)   430,541    3,554         193,031    181,829      --      714,566

      (447)    (2,529)      55            (263)    (7,798) (1,785)     (38,031)
   (82,289)  (367,465) (91,553)        (83,748)   (68,898)  1,785   (1,338,354)

   (82,736)  (369,994) (91,498)        (84,011)   (76,696)     --   (1,376,385)
        --    (27,657)  35,086              --    212,029      --           --

   439,579    655,294   52,858         162,085  1,983,036      --    9,441,292
   138,307    688,184       --         271,105  2,300,198      --    8,779,473




THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

  Notes to Financial Statements

December 31, 2000 and 1999



Statement of Changes in Net Assets of the Master Trust for the year ended December 31, 1999 is as follows (in thousands):

                                                        Small
                      International                   Company
                              Stock     U.S. Stock      Stock         Income
                               Pool           Pool       Pool           Fund

Additions:
  Transfers in         $     90,431        155,074     46,723        154,653
  Investment earnings:
    Interest                  1,625          6,862      2,424         51,889
    Dividends                19,430         27,271      3,499            168
    Net appreciation
      (depreciation)        336,067        544,823    203,930        (22,348)
    Margin variation on
      futures contracts        (385)        (6,508)    (2,146)           633
    Other                     1,296            823        376            889

       Total investment
          Earnings          358,033        573,271    208,083         31,231
       Total additions      448,464        728,345    254,806        185,884

Deductions:
  Administrative expenses    (8,744)        (8,684)    (3,333)        (2,323)
  Transfers out             (95,513)      (125,724)   (71,348)      (346,863)

       Total deductions    (104,257)      (134,408)   (74,681)      (349,186)

Transfer between fund/pool   13,952       (495,000)   (31,000)            --

Net assets:
  Beginning of year       1,081,479      3,005,639    681,254        937,149

  End of year          $  1,439,638      3,104,576    830,379        773,847




     Xerox      Other     Other
     Stock     Equity     Fixed     Marketplace     Bond     Expense
     Fund       Pool       Pool       Window        Pool      Pool       Total

    418,469        794     12,398      150,408     36,210       --   1,065,160

        610      7,461      8,786           --     76,242       --     155,899
     10,769      3,682         --        5,519      2,045       --      72,383

   (456,299)   210,313    (20,000)      25,002    (52,983)      --     768,505

         --    (15,280)    (1,719)          --        261       --     (25,144)
        (10)    26,733          3           --      1,699       --      31,809

   (444,930)   232,909    (12,930)      30,521     27,264       --   1,003,452
    (26,461)   233,703       (532)     180,929     63,474       --   2,068,612

       (660)    (1,482)      (798)         (48)    (6,442)  (1,813)    (34,327)
   (177,059)  (563,105)      (782)     (38,592)   (33,879)      --  (1,452,865)

   (177,719)  (546,587)    (1,580)     (38,640)   (40,321)  (1,813) (1,487,192)
         --    291,588   (105,500)          --    325,000    1,885         925

    643,759    694,590    160,470       19,796  1,634,883      (72)  8,858,947
    439,579    655,294     52,858      162,085  1,983,036       --   9,441,292





THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 2000 and 1999

Net income(loss) from Master Trust investments, net of administrative expenses, for all participating plans for the years ended December 31, 2000 and 1999 is as follows (in thousands):

                                                           2000           1999
Xerox Corporation Profit Sharing and Savings Plan $    (401,216)        49,785

The Profit Sharing Plan of Xerox Corporation and
  The Xerographic Division, Union of Needletrades,
  Industrial and Textile Employees, A.F.L. -
  C.I.O. - C.L.C.                                       (31,583)       (12,561)

Xerox Corporation Retirement Income Guarantee Plan      176,557        840,877

Retirement Income Guarantee Plan of Xerox
  Corporation and The Xerographic
  Division, Union of Needletrades, Industrial
  And Textile Employees, A.F.L. -C.I.O. - C.L.C.         19,757         91,024


    Total                  .                       $   (236,485)       969,125


THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 2000 and 1999

With respect to the Plan, the Joint Administration Board (JAB) is responsible for establishing investment objectives and policies, reviewing the investment decisions and reviewing investment results. The JAB consists of four Xerox Corporation representatives and five Union representatives.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms.

Non-readily marketable investments, which include private placements, are carried at fair value, based upon the cost of the investments, developments concerning the portfolio investments of the private placements, and other factors as the managing general partners of these investments may deem relevant. Private placement investments are valued by the investment manager general partner on a periodic basis and these values are reflected in the Plans as they are received by the trustee. The valuations do not necessarily represent amounts which might ultimately be realized from the investments.

At December 31, 2000 and 1999, the Master Trust held no investment contracts with insurance companies or banks.

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The investment trusts value real estate holdings at estimated market value based upon independent appraisals, consideration of significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is record on the ex-dividend date. Interest income is recorded as earned. Margin variation represents market fluctuations on futures investments.






THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 2000 and 1999

Derivative financial instruments are used by the Master Trust's equity and balanced portfolio investment managers primarily to alter the fixed income/equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Certain of the Master Trust's fixed income investment managers are permitted to use certain specified types of derivative instruments as part of their respective strategies. These strategies include the use of swap agreements and exchange traded futures and options as substitutes for certain types of fixed income securities. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivatives most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investment.

The carrying amount and estimated fair value of derivative financial instruments at December 31, 2000 and 1999 is $1,193,850,000 and $1,192,720,000, respectively.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management will determine the impact of SFAS No. 133 on the Plan financial statements for 2001.



THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.

Notes to Financial Statements

December 31, 2000 and 1999


The net appreciation (depreciation) of investments for the year ending December 31, 2000 is as follows (in thousands):
                                                        Small
                         International                  Company
                            Stock        U.S. Stock      Stock        Income
                             Pool           Pool          Pool         Fund

Investments at quoted
   market value:
    Short-term and fixed
      income investments  $    (314)          --           --         8,678

  Xerox common stock             --           --           --            --

  Other equity investments (221,735)    (251,994)      23,849            --

Investments at estimated
  fair value:
     Interest in real estate
       trusts                    --           --           --            --
     Other investments           --           --           --            --

               Total    $  (222,049)    (251,994)      23,849         8,678




         Xerox        Other     Other
         Stock       Equity     Fixed     Marketplace     Bond
         Fund         Pool       Pool       Window        Pool           Total



            --          --        868            --       51,506        60,738

      (406,949)         --         --            --           --      (406,949)

            --      48,974         --       (66,301)      (1,474)     (468,681)



            --      (1,169)        --            --           --        (1,169)
            --     363,049         --            --           --       363,049

      (406,949)    410,854        858       (66,301)      50,032      (453,012)



THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.


Notes to Financial Statements

December 31, 2000 and 1999



The net appreciation (depreciation) of investments for the year ending December 31, 1999 is as follows (in thousands):
                                                       Small
                        International                  Company
                           Stock        U.S. Stock      Stock        Income
                            Pool           Pool          Pool         Fund

Investments at quoted
   market value:
    Short-term and fixed
      income investments  $      309           --           --       (22,348)

  Xerox common stock              --           --           --            --

  Other equity investments   335,758      544,823      203,930            --

Investments at estimated
  fair value:
     Interest in real estate
       trusts                     --           --           --            --
     Other investments            --           --           --            --

               Total    $    336,067      544,823      203,930       (22,348)



         Xerox        Other     Other
         Stock       Equity     Fixed     Marketplace     Bond
         Fund         Pool       Pool       Window        Pool           Total



           --          --     (20,000)           --     (54,921)       (96,960)

     (456,299)         --          --            --          --       (456,299)

           --      24,014          --        25,002       1,938      1,135,465



           --      (8,926)         --            --          --         (8,926)
           --     195,225          --            --          --        195,225

     (456,299)    210,313     (20,000)       25,002     (52,983)       768,505

THE PROFIT SHARING PLAN OF
XEROX CORPORATION AND
THE XEROGRAPHIC DIVISION,
UNION OF NEEDLETRADES, INDUSTRIAL
AND TEXTILE EMPLOYEES
A.F.L. - C.I.O. - C.L.C.


Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2000

(In thousands)



                              Description of investment
                              including maturity
 Identity of issue,           date, rate of
    borrower,                 interest, collateral,                      Current
 lessor,or similar party      par or maturity value           Cost       value

 Investment in Master         (1)                      $        --   $   214,941
  Trust
*Investment in Participant    Loans to Plan participants,
  notes Receivable             maturity dates through
                               5/31/12, interest rates
                               from 8.0% to 11.5% per annum     --   $    14,697



*      Party-in-interest

(1) See note 1



Independent Auditors' Report

The Plan Administrator and Participants
The Profit Sharing Plan of Xerox Corporation and
     The Xerographic Division, Union of Needletrades,
     Industrial and Textile Employees,
     A.F.L. - C.I.O. - C.L.C.:


We have audited the accompanying statements of net assets available for plan benefits of The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. (Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


June 5, 2001


Accountants' Consent


The Board of Directors
Xerox Corporation:

We consent to incorporation by reference in the Registration Statements (No. 2-86275 and No. 333-22037) on form S-8 of Xerox Corporation of our report dated June 5, 2001, relating to the statement of net assets available for plan benefits of The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C. as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended and related schedule, which report appears in the December 31, 2000 Annual Report on Form 11-K of The Profit Sharing Plan of Xerox Corporation and The Xerographic Division, Union of Needletrades, Industrial and Textile Employees, A.F.L. - C.I.O. - C.L.C.


Rochester, New York
June 28, 2001